September 11, 2018

Yan Li
Chief Executive Officer
Niu Technologies
No. 10 Wangjing Street, Building A, 11/F, Chaoyang District
Bejing 100102
People's Republic of China

       Re: Niu Technologies
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted August 27, 2018
           CIK No. 0001744781

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Results of Operations, page 81

1. We note your response to our prior comment 7. You disclose unit sales of 84,879 and
       189,467 and weighted-average revenue per unit of RMB 4,180 and RMB 4,061 in fiscal years 2016 and 2017, respectively. Therefore, it appears (using these rounded figures)
       that changes attributed to volume and price account for approximately RMB 437.2 million and RMB (22.6 million) of the total change in revenue of approximately RMB 414.6
 Yan Li
Niu Technologies
September 11, 2018
Page 2
      million from 2016 to 2017. Please revise your disclosure to quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate, for all comparative periods.
Business
Our Competitive Strengths, page 109

2. We note your response to prior comment 8. Please revise the disclosure in your Business section to provide investors with a balanced view of your business, including possible challenges. To the extent possible, quantify this discussion, such as the expected increase in research and development expenses.
       You may contact Melissa Gilmore at 202-551-3777 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Nolan McWilliams at 202-551-3217 with any other questions.



                                                           Sincerely,
FirstName LastNameYan Li
                                                           Division of
Corporation Finance
Comapany NameNiu Technologies
                                                           Office of
Transportation and Leisure
September 11, 2018 Page 2
cc:       Julie Gao
FirstName LastName